Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021, as well as our unaudited condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2022, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

●	the timing for the commercialization of our wave energy conversion, or WEC, technology, including the timing, cost, regulatory approvals or other aspects related thereto;

●	our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies or our Wave Power Verification, or WPV, software;

●	our expectations regarding the supply of components and manufacturing of our products;

●	the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

●	the successful development of the WPV software;

●	the implementation of solar panels into our WEC technology

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	our expectations with regards to the receipt of funds pursuant to existing and future grants;

●	our ability to compete with other companies in our industry;

●	the receipt of any government subsidies or feed-in-tariffs;

●	our research and development and growth strategies and marketing plans;

●	our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

●	the ability of our management team to lead the development and commercialization of our WEC technology;

●	our estimates of the size of our market opportunities;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

●	the ongoing COVID-19 pandemic and our expectations regarding its impact on our business, global supply chains and the economy; and

●

those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, or our Annual Report.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on April 28, 2022, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “EWPG” refer to Eco Wave Power Global AB (publ), after the date that it acquired its operating subsidiary, Eco Wave Power Ltd., or EWP Israel, or the Acquisition, while such references, before the time of the Acquisition, refer to EWP Israel. References to “U.S. dollars” and “$” are to currency of the United States of America, references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels and references to “Euro,” “EUR” and “€” are to the Euro common currency of the Eurozone of the European Union. References to “Common Shares” are to our Common Shares, no par value. We report our financial statements under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Overview

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC technology that converts ocean and sea waves into clean electricity. Our wave energy technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into an efficient and clean energy generation process. In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our clients and other parties, such as research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart WPV software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 327.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such a Concession Agreement in Portugal for up to 20 megawatts, a Concession Agreement in Spain for up to 2MW, our Power Purchase Agreement in Gibraltar (which we are not currently actively working on advancing) for five megawatts and an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), we also hold a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel. We also have a collaboration agreement with AltaSea at the Port of Los Angeles which includes, among other things, the implementation of a pilot plant at AltaSea’s premises in the Port of Los Angeles which will be the first U.S. location for our technology.

Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. (See Item. 4.D. - “Risk Factors - Risks Related to Our Business Operations” in our Annual Report for risks associated with our pipeline projects and Item. 4.B. - “Business - Project Pipeline” in our Annual Report for additional information).

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the implementation of our pilot project at the AltaSea premises in the Port of Los Angeles, and to work towards the completion of the licensing required for our megawatt project in Portugal and/or Spain, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from €1.2 million ($1.5 million) to €1.8 million ($2.2 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. As of the date of this Report of Foreign Private Issuer on Form 6-K, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, which is the most advanced project in our pipeline and is currently in construction, is expected to cost, in the aggregate between $900,000 to $1 million depending on amounts of upgrades to be performed, installation and grid connection costs. The cost of the project is more than originally expected due to component price increases resulting from supply chain disruptions related to COVID-19 and different research and development activities to be performed at the site. The costs are to be divided equally between us and EDF Renewables IL and are partially covered by a grant that we have received from the Israeli Energy Ministry.

Our projects generally have the following development milestones, once an agreement and/or proper licenses have been entered:

●	pre-feasibility studies, which entail preliminary site suitability and energy potential assessments;

●	feasibility studies, which entail detailed civil engineering studies, wave studies, forecasting energy generation calculations, forecasting cost calculations, as well as site and project suitability assessments;

●	licensing (including securing grid connection approvals and terms and negotiating feed-in-tariffs, if not available), which generally entails securing all the licenses, permits, and approvals required for the development and construction of a power station at the relevant site;

●	detailed planning;

●	parts procurement, assembly, construction, installation; and

●	connection to the electricity grid and full system integration, followed by a test run.

In the peak of the COVID-19 outbreak, the effects of the COVID-19 were not positive as it disrupted our ability to travel, and governments across the world imposed restrictions on movement that adversely impacted our ability to carry out our operations as usual in Israel, Gibraltar, Portugal, the U.S. and other countries. As a result of restrictions implemented by governments in counties within which we operate, we experienced certain delays in project execution as most of our projects are with ports, governments and public organizations, which put a priority, in the short term, on fighting the pandemic rather than focusing our resources to promote innovative projects. For example, we have experienced delays in getting certain licenses required in order to commence construction of the first megawatt in the Portugal project, as well as delayed in the EWP-EDF One project and increase of price of components for the project.

The full extent to which the COVID-19 will impact our business will depend on future developments, which are highly uncertain and cannot be predicted. However, in the long term, we believe that COVID-19 will have a positive overall impact on the renewable energy industry, as we believe that the renewable energy sector will come out of the COVID-19 pandemic stronger than it was beforehand, based on the emphasis on sustainability in various plans for recovery from the pandemic. However, although opportunities have arisen in our industry as a result of the COVID-19 pandemic, COVID-19 has also presented a number of challenges for all businesses around the world, including ours. We believe that we reacted quickly to COVID-19 and we have come up with a clear and responsible plan, which at its core we believe maintains the safety of our employees, while intended to help us achieve our operational targets.

Since travel restrictions and other COVID-19 related restrictions have decreased, we have gained increased ability to continue to advance important initiatives, with 2022 being a year of execution of new projects, broadening our projects pipeline in Europe, and penetrating the U.S. market with new initiatives in the State of California and the State of New Jersey.

However, supply chain issues still exist and therefore we continue to adopt our plans and budgets accordingly.

On May 25, 2022, we announced that we submitted a formal application to delist our Common Shares from the Nasdaq First North Growth Market Sweden (“Nasdaq First North”) and our Common Shares were officially delisted from Nasdaq First North on June 13, 2022. As a result, since the June 14, 2022 delisting date, our securities trade exclusively on the Nasdaq Capital Market in the United States under ticker symbol WAVE in the form of American Depositary Shares (“ADSs”).

Revenue

Our revenue decreased by $5,000 to $26,000 for the six months ended June 30, 2022, compared to $31,000 for the six months ended June 30, 2021. Revenues during the six months ended June 30, 2022 were generated from services we provided in connection with a feasibility study in Asia. To date, we have not generated any revenue from product sales and do not expect to generate any significant revenue from product sales for at least the next several years.

Operating Expenses

Our current operating expenses consist of three components - research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses. We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel. We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries, professional service fees, depreciation, and other general and administrative expenses, such as rent and consulting fees. We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs.

Results of Operations

Comparison of the Six Months Ended June 30, 2022 and 2021

The following table sets forth our results of operations for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
USD in thousands
Revenues	26	31
Cost of revenues	(22)	(27)
Gross profit	4	4
Research and development expenses	(635)	(355)
Sales and marketing expenses	(300)	(220)
General and administrative expenses	(1,186)	(715)
Other income	15	-
Share of net loss of a joint venture accounted for using the equity method	(10)	-
Operating loss	(2,112)	(1,286)
Financial income (expenses), net	681	45
Net loss	(1,431)	(1,241)

Revenues

Revenue decreased by $5 thousand. or 16%, to $26 thousand for the six months ended June 30, 2022, compared to $31 thousand for the six months ended June 30, 2021. This revenue was generated from services we provided in connection with a feasibility study in Asia.

Cost of Sales

Cost of revenues decreased by $5 thousand or 16%, to $22 thousand for the six months ended June 30, 2022, compared to $27 thousand for the six months ended June 30, 2021. This cost of revenues is attributable to services we provided in connection with a feasibility study in Asia

Research and Development Expenses

Research and development expenses increased by $280 thousand, or 79%, to $635 thousand for the six months ended June 30, 2022, compared to $355 thousand for the six months ended June 30, 2021. This increase was primarily attributable to a $278 thousand one-off loss on the disposal of the floater mechanism equipment of the Gibraltar wave energy array, due to the relocation of the energy conversion unit from our Gibraltar project to the Port of Los Angeles, as well as from payroll expenses.

Sales and Marketing Expenses

Sales and marketing expenses increased by $80 thousand, or 36%, to $300 thousand for the six months ended June 30, 2022, compared to $220 thousand for the six months ended June 30, 2021. This increase was primarily attributable to a $70 thousand increase in overseas travel and other sales and marketing activities in the first half of 2022.

General and Administrative Expenses

General and administrative expenses increased by $471 thousand, or 66%, to $1,186 thousand for the six months ended June 30, 2022, compared to $715 thousand for the six months ended June 30, 2022. This increase was mainly the result of a $269 thousand increase in insurance costs as well as an increase in professional services expenditures associated with the capital reorganization in 2021.

Other Income

Other income for the six months ended June 30, 2022 includes $15 thousand in management fees from a joint venture.

Share of net loss of a joint venture accounted for using the equity method

Share of net loss of a joint venture accounted for using the equity method for the six months ended June 30, 2022 was $10 thousand, which was primarily attributable to management fees.

Operating loss

Operating loss increased by $826 thousand, or 64%, to $2,112 thousand for the six months ended June 30, 2022, compared to $1,286 thousand for the six months ended June 30, 2021. This increase was primarily attributable to an increase in research and development costs mainly due to a $278 thousand one-off loss on disposal of equipment, and an increase in general and administration expenses mainly due to a $300 thousand in insurance costs as well as an increase in professional services expenditures associated with the capital reorganization in our fiscal year ended December 31, 2021.

Financial Income (Expenses), Net

Net financial income increased by $636 thousand, or 1,411% to $681 thousand for the six months ended June 30, 2022, compared to $45 thousand for six months ended June 30, 2021. This increase was primarily attributable to an increase in income from foreign exchange differences due to the increased value of the USD against the SEK.

Net Loss

Net loss increased by $190 thousand, or 15%, to $1,431 thousand for the six months ended June 30, 2022, compared to $1,241 thousand for the six months ended June 30, 2021. This increase was primarily attributable to an increase in general and administration expenses.

Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through June 30, 2022, we have funded our operations principally with $25.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of Common Shares, from our public offering of our ADSs on the Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. As of June 30, 2022, we had $12.3 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
USD in thousands	2022	2021
Cash used in operating activities, net	(511)	(1,286)
Cash used in investing activities, net	(195)	(3)
Cash used in financing activities, net	(51)	(51)
Net decrease in cash and cash equivalents	(757)	(1,340)
Effect of exchange rate changes on cash and cash equivalents	(1,544)	(351)

Operating Activities

Net cash used in operating activities for the six-month period ended June 30, 2022 was $511 thousand and primarily reflects our net loss of $1,431 thousand for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $121 thousand of depreciation expenses, $278 thousand of loss on disposal of equipment, $111 thousand of other non-cash items and changes in components of working capital.

Net cash used in operating activities for the six-month period ended June 30, 2021 was $1,286 thousand and primarily reflects our net loss of $1,241 thousand for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $123 thousand of depreciation expenses, $1 thousand of other non-cash items and changes in components of working capital.

Net cash used in operating activities decreased by $775 thousand, to $511 thousand for the six months ended June 30, 2022, compared to $1,286 thousand for the six months ended June 30, 2021. This decrease was mainly the result of a decrease in net working capital items and an increase in non-cash expenses.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2022, amounted to $195 thousand and consisted mainly of an investment of $182 thousand in our EWP EDF One Ltd. joint venture that constructs the new pilot project at Jaffa Port.

Net cash used in investing activities in the six months ended June 30, 2021, consisted of $3 thousand relating to purchases of property and equipment.

Net cash used in investing activities amounted to $195 thousand million for the six months ended June 30, 2022, compared to $3 thousand for the six months ended June 30, 2021. This increase is due mainly to an investment in a joint venture of $182 thousand.

Financing Activities

Net cash used in financing activities in the six months ended June 30, 2022, consisted of $51 thousand relating to the payment of principal under our contractual lease payments of our company offices.

Net cash used in financing activities in the six months ended June 30, 2021, consisted of $51 thousand relating to the payment of principal under our contractual lease payments of our company offices.

Net cash used in financing activities in the six months ended June 30, 2022 was $51 thousand, which was the same as net cash used for the 6 months ended June 30, 2021.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with €100,000 (approximately $113,000). The loan consisted of two components: (1) €85,000 (approximately $96,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) €15,000 (approximately $17,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which was the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of June 30, 2022, the amount outstanding under the loan agreement with PortXL was $122,000.

As of June 30, 2022, we also have the following indebtedness from loans received from a related party. (See Item. 7.B. - “Related Party Transactions” in our Annual Report for additional information).

●	In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023.

In addition, we previously received a variety of grants, including royalty and non-royalty bearing grants, and other commitments.

In 2013 we signed a loan agreement with the Management Committee of Jiangsu Changshu High-tech Development Zone, or the Committee, and with Changshu Shirat Enterprise Management Co. Ltd., or CS. The Committee provided a loan in the aggregate amount of RMB 3,977,700 (approximately $570,000) to EWP Suzhou. In order to repay the principal amount of the loan and interest accrued thereon, pursuant to the terms of the agreement, EWP Suzhou is scheduled to pay the Committee 3% of the net proceeds from commercialization of its future projects and products in addition to 5% annual interest, until the full amount is repaid. There have been no proceeds in China since 2013 and there are no expected significant proceeds from near future projects in China. In addition, EWP Suzhou is also obligated to pay to CS 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. For further information, see Note 15(b) to the audited consolidated financial statements included in our Annual Report.

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($54,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with a €50,000 ($56,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project, a €7,500 ($8,500) grant from MazeX program for marketing and business development in Portugal and a GBP 8,480 ($11,420) grant from the Wohl Clean Growth Alliance. Non-royalty bearing grants which we have been awarded but we have not yet fully received include a GBP 103,993 ($140,045) grant from Innovate UK through the Energy Catalyst Round 8: clean energy- experimental development competition (of which we received GBP 62 thousands during the period) and a €178,500 (approximately $202,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium (of which we received an advanced payment of €86 thousand during the period).

We also were approved a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $158,000) that we have partially received from the Israeli Ministry of Energy pursuant to a financing agreement. To date we have received NIS 420,000 (approximately $135,000) of the grant. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report with the Israeli Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the public offering of our ADSs on Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. From inception through June 30, 2022, we have not generated any significant revenue, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of June 30, 2022, our cash and cash equivalents were $12.3 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this Report of Foreign Private Issuer on Form 6-K. However, we will require significant additional financing in future periods to continue to fully execute our business plans. We currently anticipate that we will be able to return to a level of operations more similar to that of our pre-COVID-19 level operations during the course of the year ending December 31, 2022, and as such, we have increased our operational activities in 2022.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our research and development efforts, including our ability to finish research and development projects or product development within the allotted or expected timeline;

●	the cost, timing and outcomes of seeking to commercialize our products in a timely manner;

●	our ability to generate cash flows;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	the length of the COVID-19 pandemic and its impact on our research and development, operations and financial condition;

●	government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets; and

●	the costs of, and timing for, strengthening our manufacturing agreements for production of our WEC technology.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from the past offerings, loans, or debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our products and projects in our pipeline. This may raise substantial doubts about our ability to continue as a going concern.

Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. - Risk Factors- Risks Related to Our Business Operations - Our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 pandemic” in our Annual Report.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. For a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.